Exhibit 99.5

PROXY

STICHTING CNOVA SPECIAL VOTING SHARES

THE UNDERSIGNED

Stichting Cnova Special Voting Shares, a foundation (stichting) under Dutch law, registered with the Dutch trade register under number 61668249 (the “Voting Depository”).

RECITALS

A.                                   On October 13, 2016, the board of directors (the “Board”) of Cnova N.V., a public limited liability company (naamloze vennotschap) under Dutch law, registered with the Dutch trade register under number 60776676 (the “Company”) published notice of the an extraordinary general meeting of shareholders of the Company to be held on November 24, 2016 (the “EGM”) on its website, which notice includes the agenda for the EGM (the “Agenda”).

B.                                   The board of directors of the Voting Depository has established terms and conditions (the “Terms”) by notarial deed executed on October 17, 2014 before a deputy of M.D.P. Anker, civil law notary (notaris) at Amsterdam.

C.                                   The Voting Depository holds, among others, 190,974,069 special voting shares (the “Special Voting Shares”) in the capital of the Company for which Casino, Guichard-Perrachon S.A. (the “Shareholder”) holds a corresponding number of special voting depository receipts issued by the Voting Depository.

D.                                   In accordance with Article 5.1 sub a. of the Terms, the Shareholder has requested a Voting Proxy (as defined in the Terms) with respect to the EGM, enabling it to vote the Special Voting Shares on behalf of the Voting Depositary, with the right of substitution.

E.                                   The Voting Depository now wishes to grant the present proxy (the “Proxy”) to the Shareholder.

HEREBY DECLARES

1.                                      The Voting Depository hereby irrevocably grants the Proxy to the Shareholder in order to perform the following acts for and on behalf of the Voting Depository:

a.                                       to attend, in the name and on behalf of the Voting Depository, the EGM, and at the EGM to sign the attendance list, take the floor and exercise the voting rights attached to the Special Voting Shares, in respect of all matters set out on the Agenda, at the Shareholders’ absolute discretion; and

b.                                       to sign any other deed, agreement, form, notice or other document, and to perform any other act which is conducive or ancillary to the foregoing.

2.                                      This Proxy is granted with full power of substitution.

3.                                      The Shareholder is authorised to act also as an attorney-in-fact of one or more counterparties of the Voting Depository.

4.                                      The relationship between the Voting Depository and the Shareholder under this Proxy is governed exclusively by the laws of the Netherlands.

(signature page follows)

Signature page to a power of attorney

Stichting Cnova Special Voting Shares

Vistra Executives B.V., as managing director		Vistra Executives B.V., as managing director
Name	:	Name	:
Title	:	Title	:
Date	:	Date	:

Vistra B.V., as managing director		Vistra B.V., as managing director
Name	:	Name	:
Title	:	Title	:
Date	:	Date	:

PROXY

STICHTING CNOVA SPECIAL VOTING SHARES

THE UNDERSIGNED

Stichting Cnova Special Voting Shares, a foundation (stichting) under Dutch law, registered with the Dutch trade register under number 61668249 (the “Voting Depository”).

RECITALS

A.                                   On October 13, 2016, the board of directors (the “Board”) of Cnova N.V., a public limited liability company (naamloze vennotschap) under Dutch law, registered with the Dutch trade register under number 60776676 (the “Company”) published notice of the an extraordinary general meeting of shareholders of the Company to be held on November 24, 2016 (the “EGM”) on its website, which notice includes the agenda for the EGM (the “Agenda”).

B.                                   The board of directors of the Voting Depository has established terms and conditions (the “Terms”) by notarial deed executed on October 17, 2014 before a deputy of M.D.P. Anker, civil law notary (notaris) at Amsterdam.

C.                                   The Voting Depository holds, among others, 659,383 special voting shares (the “Special Voting Shares”) in the capital of the Company for which Almacenes Éxito S.A. (the “Shareholder”) holds a corresponding number of special voting depository receipts issued by the Voting Depository.

D.                                   In accordance with Article 5.1 sub a. of the Terms, the Shareholder has requested a Voting Proxy (as defined in the Terms) with respect to the EGM, enabling it to vote the Special Voting Shares on behalf of the Voting Depositary, with the right of substitution.

E.                                   The Voting Depository now wishes to grant the present proxy (the “ Proxy”) to the Shareholder.

HEREBY DECLARES

5.                                      The Voting Depository hereby irrevocably grants the Proxy to the Shareholder in order to perform the following acts for and on behalf of the Voting Depository:

a.                                       to attend, in the name and on behalf of the Voting Depository, the EGM, and at the EGM to sign the attendance list, take the floor and exercise the voting rights attached to the Special Voting Shares, in respect of all matters set out on the Agenda, at the Shareholders’ absolute discretion; and

b.                                       to sign any other deed, agreement, form, notice or other document, and to perform any other act which is conducive or ancillary to the foregoing.

6.                                      This Proxy is granted with full power of substitution.

7.                                      The Shareholder is authorised to act also as an attorney-in-fact of one or more counterparties of the Voting Depository.

8.                                      The relationship between the Voting Depository and the Shareholder under this Proxy is governed exclusively by the laws of the Netherlands.

(signature page follows)

Signature page to a power of attorney

Stichting Cnova Special Voting Shares

Vistra Executives B.V., as managing director		Vistra Executives B.V., as managing director
Name	:	Name	:
Title	:	Title	:
Date	:	Date	:

Vistra B.V., as managing director		Vistra B.V., as managing director
Name	:	Name	:
Title	:	Title	:
Date	:	Date	:

PROXY

STICHTING CNOVA SPECIAL VOTING SHARES

THE UNDERSIGNED

Stichting Cnova Special Voting Shares, a foundation (stichting) under Dutch law, registered with the Dutch trade register under number 61668249 (the “Voting Depository”).

RECITALS

A.                                   On October 13, 2016, the board of directors (the “Board”) of Cnova N.V., a public limited liability company (naamloze vennotschap) under Dutch law, registered with the Dutch trade register under number 60776676 (the “Company”) published notice of the an extraordinary general meeting of shareholders of the Company to be held on November 24, 2016 (the “EGM”) on its website, which notice includes the agenda for the EGM (the “Agenda”).

B.                                   The board of directors of the Voting Depository has established terms and conditions (the “Terms”) by notarial deed executed on October 17, 2014 before a deputy of M.D.P. Anker, civil law notary (notaris) at Amsterdam.

C.                                   The Voting Depository holds, among others, 117,303,664 special voting shares (the “Special Voting Shares”) in the capital of the Company for which Companhia Brasileira de Distribuição Netherlands Holding B.V. (the “Shareholder”) holds a corresponding number of special voting depository receipts issued by the Voting Depository.

D.                                   In accordance with Article 5.1 sub a. of the Terms, the Shareholder has requested a Voting Proxy (as defined in the Terms) with respect to the EGM, enabling it to vote the Special Voting Shares on behalf of the Voting Depositary, with the right of substitution.

E.                                   The Voting Depository now wishes to grant the present proxy (the “Proxy”) to the Shareholder.

HEREBY DECLARES

9.                                      The Voting Depository hereby irrevocably grants the Proxy to the Shareholder in order to perform the following acts for and on behalf of the Voting Depository:

a.                                       to attend, in the name and on behalf of the Voting Depository, the EGM, and at the EGM to sign the attendance list, take the floor and exercise the voting rights attached to the Special Voting Shares, in respect of all matters set out on the Agenda, at the Shareholders’ absolute discretion; and

b.                                       to sign any other deed, agreement, form, notice or other document, and to perform any other act which is conducive or ancillary to the foregoing.

10.                               This Proxy is granted with full power of substitution.

11.                               The Shareholder is authorised to act also as an attorney-in-fact of one or more counterparties of the Voting Depository.

12.                               The relationship between the Voting Depository and the Shareholder under this Proxy is governed exclusively by the laws of the Netherlands.

(signature page follows)

Signature page to a power of attorney

Stichting Cnova Special Voting Shares

Vistra Executives B.V., as managing director		Vistra Executives B.V., as managing director
Name	:	Name	:
Title	:	Title	:
Date	:	Date	:

Vistra B.V., as managing director		Vistra B.V., as managing director
Name	:	Name	:
Title	:	Title	:
Date	:	Date	:

PROXY

STICHTING CNOVA SPECIAL VOTING SHARES

THE UNDERSIGNED

Stichting Cnova Special Voting Shares, a foundation (stichting) under Dutch law, registered with the Dutch trade register under number 61668249 (the “Voting Depository”).

RECITALS

A.                                   On October 13, 2016, the board of directors (the “Board”) of Cnova N.V., a public limited liability company (naamloze vennotschap) under Dutch law, registered with the Dutch trade register under number 60776676 (the “Company”) published notice of the an extraordinary general meeting of shareholders of the Company to be held on November 24, 2016 (the “EGM”) on its website, which notice includes the agenda for the EGM (the “Agenda”).

B.                                   The board of directors of the Voting Depository has established terms and conditions (the “Terms”) by notarial deed executed on October 17, 2014 before a deputy of M.D.P. Anker, civil law notary (notaris) at Amsterdam.

C.                                   The Voting Depository holds, among others, 96,790,798 special voting shares (the “Special Voting Shares”) in the capital of the Company for which Via Varejo Netherlands Holding B.V. (the “Shareholder”) holds a corresponding number of special voting depository receipts issued by the Voting Depository.

D.                                   In accordance with Article 5.1 sub a. of the Terms, the Shareholder has requested a Voting Proxy (as defined in the Terms) with respect to the EGM, enabling it to vote the Special Voting Shares on behalf of the Voting Depositary, with the right of substitution.

E.                                   The Voting Depository now wishes to grant the present proxy (the “Proxy”) to the Shareholder.

HEREBY DECLARES

13.                               The Voting Depository hereby irrevocably grants the Proxy to the Shareholder in order to perform the following acts for and on behalf of the Voting Depository:

a.                                       to attend, in the name and on behalf of the Voting Depository, the EGM, and at the EGM to sign the attendance list, take the floor and exercise the voting rights attached to the Special Voting Shares, in respect of all matters set out on the Agenda, at the Shareholders’ absolute discretion; and

b.                                       to sign any other deed, agreement, form, notice or other document, and to perform any other act which is conducive or ancillary to the foregoing.

14.                               This Proxy is granted with full power of substitution.

15.                               The Shareholder is authorised to act also as an attorney-in-fact of one or more counterparties of the Voting Depository.

16.                               The relationship between the Voting Depository and the Shareholder under this Proxy is governed exclusively by the laws of the Netherlands.

(signature page follows)

Signature page to a power of attorney

Stichting Cnova Special Voting Shares

Vistra Executives B.V., as managing director		Vistra Executives B.V., as managing director
Name	:	Name	:
Title	:	Title	:
Date	:	Date	:

Vistra B.V., as managing director		Vistra B.V., as managing director
Name	:	Name	:
Title	:	Title	:
Date	:	Date	:

PROXY

STICHTING CNOVA SPECIAL VOTING SHARES

THE UNDERSIGNED

Stichting Cnova Special Voting Shares, a foundation (stichting) under Dutch law, registered with the Dutch trade register under number 61668249 (the “Voting Depository”).

RECITALS

A.                                   On October 13, 2016, the board of directors (the “Board”) of Cnova N.V., a public limited liability company (naamloze vennotschap) under Dutch law, registered with the Dutch trade register under number 60776676 (the “Company”) published notice of the an extraordinary general meeting of shareholders of the Company to be held on November 24, 2016 (the “EGM”) on its website, which notice includes the agenda for the EGM (the “Agenda”).

B.                                   The board of directors of the Voting Depository has established terms and conditions (the “Terms”) by notarial deed executed on October 17, 2014 before a deputy of M.D.P. Anker, civil law notary (notaris) at Amsterdam.

C.                                   The Voting Depository holds, among others, 6,002,981 special voting shares (the “Special Voting Shares”) in the capital of the Company for which QE Participações Netherlands Holding B.V. (the “Shareholder”) holds a corresponding number of special voting depository receipts issued by the Voting Depository.

D.                                   In accordance with Article 5.1 sub a. of the Terms, the Shareholder has requested a Voting Proxy (as defined in the Terms) with respect to the EGM, enabling it to vote the Special Voting Shares on behalf of the Voting Depositary, with the right of substitution.

E.                                   The Voting Depository now wishes to grant the present proxy (the “Proxy”) to the Shareholder.

HEREBY DECLARES

17.                               The Voting Depository hereby irrevocably grants the Proxy to the Shareholder in order to perform the following acts for and on behalf of the Voting Depository:

a.                                       to attend, in the name and on behalf of the Voting Depository, the EGM, and at the EGM to sign the attendance list, take the floor and exercise the voting rights attached to the Special Voting Shares, in respect of all matters set out on the Agenda, at the Shareholders’ absolute discretion; and

b.                                       to sign any other deed, agreement, form, notice or other document, and to perform any other act which is conducive or ancillary to the foregoing.

18.                               This Proxy is granted with full power of substitution.

19.                               The Shareholder is authorised to act also as an attorney-in-fact of one or more counterparties of the Voting Depository.

20.                               The relationship between the Voting Depository and the Shareholder under this Proxy is governed exclusively by the laws of the Netherlands.

(signature page follows)

Signature page to a power of attorney

Stichting Cnova Special Voting Shares

Vistra Executives B.V., as managing director		Vistra Executives B.V., as managing director
Name	:	Name	:
Title	:	Title	:
Date	:	Date	:

Vistra B.V., as managing director		Vistra B.V., as managing director
Name	:	Name	:
Title	:	Title	:
Date	:	Date	: